Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)

WESTPORT INNOVATIONS INC.

Three and nine months ended December 31, 2008 and 2007

WESTPORT INNOVATIONS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
	December 31,	March 31,
	2008	2008
Assets	(unaudited)

Current assets:
Cash and cash equivalents	$48,205	$7,560
Short-term investments	40,643	15,202
Accounts receivable	8,991	7,028
Loan receivable (note 10(a))	8,333	6,774
Inventories (note 3)	12,048	9,020
Prepaid expenses	1,390	1,033
Current portion of future income tax assets	4,444	4,944
	124,054	51,561
Long-term investments (note 4)	2,055	18,754

Equipment, furniture and leasehold improvements, net	7,828	3,685

Intellectual property, net	466	574

Future income tax assets	4,518	4,366
	$138,921	$78,940
Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$9,691	$8,470
Current portion of deferred revenue	327	205
Demand instalment loan	5,036	5,776
Short-term debt	2,339	5,995
Current portion of long-term debt	21	54
Current portion of warranty liability	10,959	4,899
Obligation to issue warrants (note 8(b))	-	4,000
	28,373	29,399
Warranty liability	12,225	4,258
Long-term debt (note 5)	11,055	8
Deferred lease inducements	361	280
Deferred revenue	2,852	1,216
Joint Venture Partners’ share of net assets of joint ventures
(note 10(c))	11,425	13,983
	66,291	49,144
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
32,038,401 (2008 - 27,416,993) common shares (note 6)	311,840	258,202
Other equity instruments (note 8)	11,796	3,079
Additional paid in capital	5,225	5,097
Deficit	(259,175)	(247,460)
Accumulated other comprehensive income	2,944	10,878
	72,630	29,796
Share consolidation (note 1)
Commitments (note 14)
	$138,921	$78,940

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Operations (unaudited)
(Expressed in thousands of Canadian dollars, except share and per share amounts)
	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007

Product revenue	$25,448	$15,488	$81,208		$43,969
Parts revenue	5,606	3,822	14,367		12,240
	31,054	19,310	95,575		56,209
Cost of revenue and expenses:
Cost of revenue	24,733	12,756	71,688		38,264
Research and development (notes 8 and 9)	7,754	5,940	22,022		16,459
General and administrative (note 8)	2,432	1,849	6,100		4,137
Sales and marketing (note 8)	3,991	2,289	10,763		6,372
Foreign exchange loss (gain)	13	(35)	679		962
Depreciation and amortization	519	380	1,407		1,106
Bank charges, interest and other	140	80	345		205
	39,582	23,259	113,004		67,505

Loss before undernoted	(8,528)	(3,949)	(17,429)		(11,296)

Loss from investment accounted for by the equity method (note 4(b))	(259)	-	(842)		-
Interest on long-term debt and amortization of discount	(598)	-	(1,246)		(986)
Interest and other income	886	353	1,700		794
Gain on sale of investments (note 4(a))	-	9,392	14,479		10,110

Income (loss) before income taxes and Joint
Venture Partners’ share of income from joint
ventures	(8,499)	5,796	(3,338)		(1,378)

Income tax recovery (expense):
Current	(911)	(66)	(1,216)		(191)
Future	952	5,922	(3,732)		5,416
	41	5,856	(4,948)		5,225

Income (loss) before Joint Venture Partners’
share of income from joint ventures	(8,458)	11,652	(8,286)		3,847

Joint Venture Partners’ share of net income from joint ventures (note 10)	(469)	(4,251)	(3,429)		(6,037)

Income (loss) for the period	$(8,927)	$7,401	$(11,715)		$(2,190)

Earnings (loss) per share:
Basic	$(0.28)	$0.28	$(0.39)	$	$(0.09)
Diluted	$(0.28)	$0.26	$(0.39)	$	$(0.09)

Weighted average common shares outstanding:

Basic	32,029,996	26,625,602	29,689,377		24,531,522

Diluted	32,029,996	28,442,865	29,689,377		24,531,522
See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of Canadian dollars)
	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007

Income (loss) for the period	$(8,927)	$7,401	$(11,715)	$(2,190)

Other comprehensive income (loss)
Unrealized gain (loss) on available for sale
securities, net of tax of $237 and $337
(2007 – $nil, $nil)	(1,186)	(107)	1,706	1,954
Reclassification of net realized gains on
available for sale securities to net loss,
net of tax of $nil and $2,454 (2007 - $nil,	-	(6,481)	(12,119)	(7,199)
$nil)
Cumulative translation adjustment	2,647	-	3,272	-
Reclassification of realized foreign	(793)	-	(793)	-
exchange gain
	668	(6,588)	(7,934)	(5,245)
Comprehensive income (loss)	$(8,259)	$813	$(19,649)	$(7,435)
See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except share amounts)
Nine months ended December 31, 2008
						Accumulated
						other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock
options	102,530	924	-	(352)	-	-	572
Issue of common shares on exercise of
performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued
interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to
issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,200	480	-	-	1,680
Net loss	-	-	-	-	(11,715)	-	(11,715)
Other comprehensive loss	-	-	-	-	-	(7,934)	(7,934)

Balance, December 31, 2008 (unaudited)	32,038,401	$311,840	$11,796	$5,225	$(259,175)	$2,944	$72,630
See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Shareholders’ Equity (continued)
(Expressed in thousands of Canadian dollars, except share amounts)
Year ended March 31, 2008
						Accumulated
						other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2007	21,624,594	$232,830	$12,352	$5,301	$(239,865)	-	$10,618
Transitional adjustment on adoption of new
accounting standards for financial instruments,
net of tax of $3,370	-	-	-	-	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock
options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of
performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of
subordinated convertible notes and settlement
of accrued interest	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issue costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)
	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007
Cash flows from operations:	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Income (loss) for the period	$(8,927)	$7,401	$(11,715)	$(2,190)
Items not involving cash:
Depreciation and amortization	519	380	1,407	1,106
Stock-based compensation expense	505	157	1,680	566
Future income tax recovery	(952)	(5,922)	3,732	(5,416)
Change in deferred lease
inducements	(78)	(65)	(244)	(186)
Gain on sale of investments	-	(9,392)	(14,479)	(10,110)
Joint Venture Partners’ share of net
income from joint ventures	469	4,251	3,429	6,037
Loss from investment accounted for
by the equity method	259	-	842	-
Interest on long-term debt and
amortization of discount	(83)	-	565	986
Other	-	(149)	-	(149)
Changes in non-cash operating working
capital:
Accounts receivable	(1,478)	(5,349)	(1,963)	(2,753)
Inventories	(1,080)	(2,885)	(3,006)	(3,889)
Prepaid expenses	(271)	(560)	(357)	(436)
Accounts payable and accrued
liabilities	(1,185)	1,190	1,501	(313)
Deferred revenue	1,190	(45)	1,758	(170)
Warranty liability	7,217	868	14,027	796
Cash flows from investments:	(3,895)	(10,120)	(2,823)	(16,121)

Purchase of equipment, furniture and
leasehold improvements	(1,476)	(288)	(5,484)	(531)
Proceeds on disposition of equipment,
furniture, and leasehold improvements	-	396	-	396
Sale (purchase) of short-term investments
net	(15,850)	(13,915)	(25,441)	5,797
Disposition of long-term investments	-	16,092	19,379	17,211
Repayments (advances) on loans	5,015	-	(1,559)	-
receivable
Investment in joint venture (note 4(b))	-	-	(1,500)	-
Proceeds from joint venture partner	-	399	-	399
Leasehold inducement	-	-	325	-
Cash flows from financing:	(12,311)	2,684	(14,280)	23,272

Issue of demand instalment loan	-	2,000	500	3,000
Repayment of demand instalment loan	(418)	(258)	(1,240)	(540)
Increase in short-term debt	-	3,965	170	3,965
Repayment of short-term debt	(2,078)	-	(4,627)	-
Repayment of other long-term debt	(45)	(6,759)	(96)	(6,796)
Issuance of debenture units	-	-	15,000	-
Finance costs incurred	-	-	(1,006)	-
Shares issued for cash	40	231	57,920	1,035
Share issue costs	-	(133)	(4,906)	(164)
Dividends paid to joint venture partner	(9,259)	-	(9,259)	-
Effect of foreign exchange on cash and cash	(11,760)	(954)	52,456	500

equivalents	4,134	-	5,292	-
Increase (decrease) in cash and cash
equivalents	(23,832)	(8,390)	40,645	7,651
Cash and cash equivalents, beginning of
period	72,037	17,743	7,560	1,702
Cash and cash equivalents, end of period	$48,205	$9,353	$48,205	$9,353

WESTPORT INNOVATIONS INC.
Consolidated Statements of Cash Flows (unaudited) (continued)
(Expressed in thousands of Canadian dollars)
	Three months ended		Nine months ended
	December 31		December 31
	2008	2007	2008	2007
Supplementary information:	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Interest paid	$713	$53	$878	$126
Taxes paid	480	77	717	333
Non-cash transactions:
Purchase of equipment, furniture and
leasehold improvements by
assumption of capital lease
obligation	-	-	50	-
Shares issued on exercise of
performance share units	23	49	23	337
Shares issued on conversion of debt	-	-	-	20,827
Shares issued for settlement of
interest on convertible notes	-	-	249	553
Broker warrants issued with
subordinated debt	-	-	283	-
Warrants issued to settle obligation to	4,000	-	4,000	-
issue warrants (note 8(b))
See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

1.	Basis of presentation:

The unaudited consolidated balance sheet as at December 31, 2008, the unaudited consolidated statements of operations, comprehensive income (loss) and cash flows for the three and nine months ended December 31, 2008 and 2007 and the unaudited consolidated statements of shareholders’ equity for the nine months ended December 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except as described in note 2, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2008.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, the Company has financed its operations primarily by equity and debt financing and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at December 31, 2008 and for all periods presented have been included.  Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.  Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

2.	Accounting policies:

Stock-based compensation plans:

On April 1, 2008, the Company changed its accounting policy for stock-based compensation to estimate forfeitures on the date of grant and to calculate stock-based compensation based on options expected to vest.  Previously, the Company recognized the effect on stock-based compensation of forfeitures of options prior to vesting as they occurred.  On the date of the change in accounting policy, the Company determined that the effect of forfeitures was not material, and accordingly, the change resulted in no adjustment to opening deficit or for any of the prior periods presented.

Financial instruments – Disclosures:

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments - Disclosures and Section 3863, Financial Instruments - Presentation.  Generally, the new sections replace Section 3861, Financial Instruments - Disclosure and Presentation.  These new sections established standards for the presentation of financial instruments and non-financial derivatives and increased disclosure requirements including disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks (see note 12).

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

2.	Accounting policies (continued):

Capital Disclosures:

Effective, April 1, 2008 the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about the Company’s capital and how it is managed (see note 13).

Inventory:

Effective, April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories. The new standard provides more guidance on the measurement and disclosure requirements for inventories. The new standard requires inventory to be measured at the lower of cost and net realizable value.  The new standard also allows the reversals of previous write-downs to the net realizable value when there is a subsequent increase in the value of inventories. Adoption of this standard had no impact on the consolidated financial statements.

Foreign currency:

Effective, April 1, 2008, the Company determined that Cummins Westport Inc. (“CWI”), with a US dollar functional currency, is economically, financially and operationally independent of the Company and the Company’s exposure to exchange rate changes is now limited to the Company’s net investment in CWI. Accordingly, the accounts of CWI are translated into Canadian dollars as follows:

(i)    Revenue and expenses at the average rate of exchange.

(ii)   Assets and liabilities are translated at the exchange rate in effect at the balance sheet date (previously non-monetary assets were translated at historical costs).

(iii)  Exchange gains and losses arising from translation are included in a separate component of accumulated other comprehensive income presented as cumulative translation adjustment (previously exchange gains and losses were included in net income (loss)).

International Financial Reporting Standards:

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.  The Company will be required to report under IFRS effective for interim and annual financial statements relating to its fiscal year beginning on April 1, 2011.

Adoption of IFRS will impact all areas of financial accounting and reporting.  The Company is in the process of assessing the impacts of the Canadian convergence initiative and is developing a conversion plan.

Goodwill and intangibles:

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062 “Goodwill and Intangible Assets”, and Section 3450 “Research and Development Costs”.  Section 3064 is effective for all annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes the standards for recognition, measurement and disclosure of goodwill and intangible assets. Under these new standards, internally generated intangible assets may be recognized in the financial statements under certain circumstances.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

2.	Accounting policies (continued):

Goodwill and intangibles:

The new standard also provides guidance for the treatment of pre-production and start-up costs and requires these costs be expensed as incurred; such costs could previously be capitalized.  The Company will adopt HB 3064 on April 1, 2009.  The Company is in the process of assessing the impacts of HB 3064 on its consolidated financial statements.

3.	Inventories:

	December 31, 2008	March 31, 2008
	(Unaudited)
Finished goods	$ 1,237	$ 4,407
Parts	9,498	4,136
Work-in-process	1,313	477
	$12,048	$ 9,020

During the three and nine months ended December 31, 2008, we recognized $16,349 (2007 - $11,201) and $52,670 (2007 - $34,226), respectively related to inventoriable items in cost of sales.

Amounts removed from inventory and included in cost of sales is based on standard cost which approximates weighted average cost and variances between actual and standard costs are included in cost of sales.  Cost of inventory includes depreciation and amortization where applicable.

4.	Long-term investments:

	December 31, 2008	March 31, 2008
	(Unaudited)
Clean Energy Fuels Corp. (a)	$ 1,356	$ 18,693
Juniper Engines Inc. (b)	658	-
Other investments	41	61
	$ 2,055	$ 18,754

(a)
As at December 31, 2008, the Company owned an approximate 0.4% (March 31, 2008 - 3%) interest in Clean Energy Fuels Corp. (“CEFC”), an owner and operator of natural gas refueling facilities.  During the three and nine months ended December 31, 2008, the Company sold nil (2007 - 603,600) and 1,178,760 (2007 - 696,175) shares, respectively, of CEFC for net proceeds of $nil (2007 - $9,351) and $19,378 (2007 - $10,470) resulting in a gain on sale of $nil (2007 - $6,737) and $14,275 (2007 - $7,455).  As at December 31, 2008, the Company owned 184,311 shares of CEFC which have been valued at a closing market price of $7.36 per share (US$6.04 per share).

(b)
On October 26, 2007, the Company and OMVL SpA (“OMVL”) entered into a joint venture agreement, engineering agreements and supply agreements to design, produce and sell alternative fuel engines in the sub-5 litre class for global applications.  Based in Pernumia, Italy, OMVL designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas and liquid petroleum gas.  Under the terms of the joint venture agreement, OMVL and the Company share 51% and 49%, respectively, of the profits or losses of the venture.  The jointly controlled company is headquartered in Vancouver, Canada and will

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

4.	Long-term investments (continued):
	(b)	(continued):

continue to exploit the global engineering, production and distribution strengths of OMVL and its parent company, SIT Group, to deliver engines worldwide.  The Company supports the new venture through supply of technology, design, testing and market development services.  On April 1, 2008, the Company contributed $1,500 to the formation of the joint venture.

The Company has determined that Juniper is a variable interest entity.  However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the three and nine months ended December 31, 2008, the Company recognized a loss of $259 (2007 – $nil) and $842 (2007 - $nil) respectively as loss from investment accounted for by the equity method.

5.	Long-term debt:

	December 31, 2008	March 31, 2008
	(unaudited)
Capital lease obligation	$ 58	$ 62
Subordinated debenture notes	11,018	-
	11,076	62
Current portion	21	54

	$ 11,055	$ 8

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000.  Each debenture unit consists of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73.  The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  A total of 771,428 warrants were issued. The Company also issued 46,118 broker warrants which are exercisable into common shares of the Company at $16.10 for a period of two years.  Of the $15,000 gross proceeds received, the Company assigned $11,436 to the debenture units and $3,564 to the warrants based on each instruments’ relative fair value.  The fair value of the debenture units was determined using a discounted cash flow model based on the total value of the debt using interest rates effective at the time of issuance on similar debt, and the fair value of the warrants was determined using the black scholes option pricing formula.  The amount assigned to the debenture units is being accreted to the principal amount using the effective interest rate method over the term to maturity and the warrants are included in other equity instruments.  The broker warrants were recognized in other equity instruments at their fair value of $283 determined using the black scholes option pricing formula with a corresponding amount recognized as transaction costs.  Transaction costs totaled $1,289 of which $983 was allocated to debt and $306 to the warrants.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

6.	Share capital:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.74 (US$12.00) per share.  Gross proceeds totaled $57,348 (US$54,000).   The Company also incurred share issue costs of $4,906.

7.	Stock options and other stock-based plans:

	Nine months ended December 31, 2008		Nine months ended December 31, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, March 31, 2008	1,235,799	$ 6.96	1,493,998	$ 6.69
Granted	39,280	13.73	51,428	8.86
Exercised	(102,530)	5.59	(193,522)	5.36
Cancelled/expired	(22,253)	6.37	(88,010)	8.54
Outstanding, end of period	1,150,296	$ 7.34	1,263,894	$ 6.85

Options exercisable, end of period	783,750	$ 7.58	869,486	$ 7.67

During the three and nine months ended December 31, 2008, the Company recognized $68 (2007 – $131) and $480 (2007- $486), respectively in stock-based compensation related to stock options.  During the three and nine months ended December 31, 2008, the Company granted a total of 5,000 share options (2007 – nil) and 39,280 (2007 – 51,429), respectively. The fair value of the options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:  expected dividend yield – nil% (2007 – nil%); expected stock price volatility – 64.3% (2007 – 59.5%); risk free interest rate – 2.35% (2007 – 3.70%); expected life of options – 4 years (2007 – 4 years).  The weighted average grant date fair value for options granted in the three and nine months ended December 31, 2008 was $3.01 (2007 - $nil) and $6.65 (2007 - $4.34).

8.	Other equity instruments:

	December 31, 2008	March 31, 2008
(Unaudited)
Value assigned to performance share units (a)	$ 4,255	$ 3,079
Value assigned to warrants (b)	7,541	-
	$ 11,796	$ 3,079

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

8.	Other equity instruments (continued):
(a)
During the three and nine months ended December 31, 2008, 407,892 performance share units (“PSUs”) (2007 – nil) and 667,383 PSUs (2007 – 339,614), respectively, were granted.  During the three and nine months ended December 31, 2008, 3,947 PSUs (2007 – 5,714) and 3,947 PSUs (2007 - 53,250), respectively, were exercised and as at December 31, 2008, there are 1,729,970 PSUs outstanding of which 597,560 were exercisable.  During the three and nine months ended December 31, 2008, the Company recognized stock-based compensation expense of $437 (2007 – $26) and $1,200 (2007 - $80), respectively related to PSUs which vested during the period.

The stock-based compensation associated with the Performance Share Unit Plan and the stock option plan (note 7), is included in operating expenses as follows:

	Three months ended December 31		Nine months ended December 31
	2008	2007	2008	2007

Research and development	$ 75	$ 22	$ 209	$ 64
General and administrative	313	64	1,106	397
Sales and marketing	117	71	365	105
	$ 505	$ 157	$ 1,680	$ 566

(b)
The value assigned to warrants consists of $3,541 in warrants issued with the debenture units (note 5) and warrants issued to Industry Canada’s Industrial Technologies Office (formerly Technology Partnerships Canada) (“TPC”) during the quarter having a value of $4,000.  Under the terms of the agreement with TPC, the Company was obligated to issue warrants as at September 30, 2008 with a fair value of $4,000 based on the Black-Scholes option pricing model.  The value of these warrants was recognized on a straight-line basis from the date of the original agreement to September 30, 2006, the original issuance date.  790,614 warrants with an exercise price of $10.65 were issued to TPC and at December 31, 2008, 790,614 warrants were outstanding and exercisable.

9.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three and nine months ended December 31, 2008 and 2007, the following research and development expenses had been incurred and program funding received or receivable:

		Three months ended December 31		Nine months ended December 31
		2008	2007	2008	2007

	Research and development expenses	$ 8,280	$ 6,290	$ 23,806	$ 19,379
	Program funding	(526)	(350)	(1,784)	(2,920)
		$ 7,754	$ 5,940	$ 22,022	$ 16,459

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

10.	Investment in Joint Ventures:
(a)	Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income and losses included in “Joint venture partners’ share of income from joint ventures”.   During the quarter, CWI declared a dividend and paid $9,259 in dividends to Cummins.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	December 31, 2008	March 31, 2008
	(Unaudited)
Current assets:
Cash and cash equivalents	$ 15,930	$ 137
Short-term investments	-	13,713
Accounts receivable	813	3,503
Loan receivable	8,333	6,774
Prepaid expenses	185	108
Current portion of future income tax assets	4,444	4,944
	29,705	29,179

Future income tax assets	4,518	4,366

Equipment, furniture and leasehold improvements	454	166

	$ 34,677	$ 33,711

Current liabilities:
Accounts payable and accrued liabilities	$ 2,370	$ 2,131
Current portion of deferred revenue	214	69
Current portion of warranty liability	10,283	4,689
	$ 12,867	$ 6,889

Long-term liabilities
Warranty liability	$ 10,946	$ 3,985
Deferred revenue	1,428	386
	$ 12,374	$ 4,371

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

10.	Investment in Joint Ventures (continued):
(a)
Cummins Westport Inc. (continued):

The loan receivable above of $8,333 was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

	Three months ended December 31		Nine months ended December 31
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Product revenue	$ 20,168	$ 14,846	$ 69,889	$ 40,032
Parts revenue	5,597	3,822	14,302	12,240
	25,765	18,668	84,191	52,272

Cost of revenue and expenses:
Cost of revenue	21,150	12,549	62,981	35,198
Research and development	2,784	1,668	6,830	5,144
General and administrative	578	404	1,681	828
Sales and marketing	1,758	1,261	4,530	3,941
	26,270	15,882	76,022	45,111

Income (loss) before undernoted	(505)	2,786	8,169	7,161

Interest and investment income	268	203	738	601
Effect of foreign currency translation gain	-	25	-	(554)

Income (loss) before income taxes	(237)	3,014	8,907	7,208

Income tax recovery (expense):
Current	(693)	(66)	(998)	(182)
Future	1,188	5,922	(1,617)	5,416
	495	5,856	(2,615)	5,234

Income for the period	258	8,870	6,292	12,442

Joint Venture Partner’s share of net income from joint venture	(129)	(4,435)	(3,146)	(6,221)

Company’s share of income	$ 129	$ 4,435	$ 3,146	$ 6,221

(b)	BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co., Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles.  Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture.  During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

10.	Investment in Joint Ventures (continued):
(b)	BTIC Westport Inc. (continued):

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three and nine months ended December 31, 2008, the Company’s share of income from BWI was $340 and $283, respectively.

(c)	Joint Venture Partners’ share of net assets of joint ventures:

	December 31, 2008	March 31, 2008
(Unaudited)
Cummins Westport Inc. (a)	$ 10,968	$ 13,809
BTIC Westport Inc. (b)	457	174
	$ 11,425	$ 13,983

11.	Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the three and nine months ended December 31, 2008, 90% (2007 - 77%) and 88% (2007 - 60%) respectively of the Company’s revenue was from sales in the Americas, 2% (2007 - 7%) and 4% (2007 - 22%) from sales in Asia, and 8% (2007 - 16%) and 8% (2007 - 18%) from sales elsewhere.

12.	Financial instruments:

(a)	Financial risk management:
The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.
(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company has sustained losses and negative cash flows from operations since inception.   At December 31, 2008, the Company has $88,848 of cash, cash equivalents and short-term investments.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

12.	Financial instruments (continued):

(b)	Liquidity risk (continued):

	Carrying amount	Contractual c ash flows	< 1 year	2-3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	$ 9,691	$ 9,691	$ 9,691	$ -	$ -	$ -
Demand instalment loan (1)(2)	5,036	5,388	1,563	2,653	1,172	-
Short-term debt (3)	2,339	2,339	2,339	-	-	-
Subordinated debenture notes (4)	11,018	18,369	1,350	17,019	-	-
Other long-term debt	58	64	21	28	15	-
Operating lease commitments	-	6,266	1,817	2,666	1,573	210
Royalty payments(5)	1,013	28,189	1,350	2,700	2,700	21,439
Investment in Joint Venture(6)	-	5,133	5,133	-	-	-
	$ 29,155	$ 75,439	$ 23,264	$ 25,066	$ 5,460	$ 21,649

(1)

Includes interest at the interest rate in effect on December 31, 2008.  During the three months ended December 31, 2008, the interest rate on the Demand instalment loan increased by 0.5% from prime less 0.25% to prime plus 0.25% on outstanding amounts drawn under this credit facility.  The principal amount is repayable over a 60-month period.

(2)	Demand instalment loan is repayable over five years unless the bank demands early payment.
(3)	Short-term debt is repayable only from the sale of certain LNG systems. The Company has assumed these systems will be sold within a year.
(4)	Includes interest at 9%
(5)

From fiscal 2009 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments.

(6)

See Note 14.
The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company’s cash inflows, especially around the sale of inventories, and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

(c)
Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages.  The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

12.	Financial instruments (continued):
	(c)	Credit risk (continued):

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectibility of accounts receivable and loan receivable.  51% (March 31, 2008 - 14%) of accounts receivable relates to customer receivables, 33% (March 31, 2008 - 30%) relates to government grants receivable and 4% (March 31, 2008 - 48%) is due from Cummins Inc., a large U.S. based engine manufacturer and our joint venture partner, relating to proceeds for the sale of products collected by Cummins on the Company’s behalf.  The loan receivable is due from Cummins.  In order to minimize the risk of loss for trade receivables the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 to 90 days. The Company reviews its trade receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $106,172 at December 31, 2008 represents the Company’s maximum credit exposure.

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”). Cash and cash equivalents, short-term investments, accounts receivable, loan receivable, accounts payables and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical.  The Company attempts to limits its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

12.	Financial instruments (continued):
	(d)	Foreign currency risk (continued):
		The U.S. dollar carrying amount subject to exposure to foreign currency risk at December 31, 2008 is as follows:

			U.S. dollars

		Cash and cash equivalents $	15,050
		Accounts receivable	3,604
		Long-term investments	1,113
		Accounts payable	826
		Short-term debt	1,920

If foreign exchange rates on December 31, 2008 had changed by 25 basis points, with all other variables held constant, net income (loss) for the three and nine months ended December 31, 2008 would have changed by $48 and other comprehensive income by $3.  The Company’s exposure to currencies other than U.S. dollars is not material.

	(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and demand instalment loans.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates at December 31, 2008 had changed by 50 basis points, with all other variables held constant, net income (loss) for the three and nine months ended December 31, 2008 would have changed by $3 and $9, respectively.

	(f)	Equity price risk:

The value of our equity investment in CEFC, a publicly traded company, is subject to market price volatility.  This investment is classified as available for sale. As of December 31, 2008, every dollar change in the stock price of CEFC, would result in a change in other comprehensive income of $154.

	(g)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost (note 4) due to the lack of a readily available market for these securities.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

12.	Financial instruments (continued):

(g) Fair value of financial instruments (continued):

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair values of the Company’s demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 5(a)) is recorded at amortized cost using the effective interest rate method and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at December 31, 2008, the fair value of the subordinated debenture notes is higher than its carrying value by $2,726 based on market interest rates.

13.	Management of capital:

As at December 31, 2008, the Company’s capital is composed of share capital, its $13,000 line of credit with a Schedule 1 Canadian bank, and$15,000 in debenture units, the primary terms of which are described in note 5.

The Company’s objectives when managing capital are as follows:

•  to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;

•  to maintain sufficient cash, cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and

•  to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the
Company’s business plans.

The Company’s primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses.  The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, sales of Clean Energy shares, amounts drawn against its line of credit, and government or partner funding.

There were no changes to the Company’s approach to capital management during the nine months ended December 31, 2008.

WESTPORT INNOVATIONS INC.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)
Three and nine months ended December 31, 2008 and 2007

14.	Commitments:

On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. (“Weichai Power”), China’s largest heavy duty engine manufacturer, and Hong Kong Peterson (CNG) Equipment Limited (“Hong Kong Peterson”) to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications.  Under the terms of the 30-year joint venture agreement, the Company’s initial investment to acquire a 35% share of the joint venture is expected to be approximately $5,133 (RMB30,000).  Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI.